Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges

	Three Months Ended March 31,			Years Ended December 31,
(in thousands)	2009(1)		2008(1)	2008(1)	2007(1)	2006(1)	2005	2004
Including Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$(147,144)		$967,046	$581,619	$3,869,556	$3,672,341	$2,829,002	$2,360,064
Equity in undistributed earnings of unconsolidated subsidiaries	18,289		16,304	55,226	43,324	15,169	18,637	2,884
Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	861,477		1,067,608	3,963,284	4,548,311	3,073,289	2,046,639	1,791,442
Portion of rent expense representative of interest	3,029		7,784	21,894	35,367	13,734	11,460	6,369

Total fixed charges	864,506		1,075,392	3,985,178	4,583,678	3,087,023	2,058,099	1,797,811
Preferred dividend requirements	64,684		—	16,092	—	—	—	—

Fixed charges and preferred dividends	929,190		1,075,392	4,001,270	4,583,678	3,087,023	2,058,099	1,797,811

Earnings	$735,651		$2,058,742	$4,622,023	$8,496,558	$6,774,533	$4,905,738	$4,160,759

Ratio of earnings to fixed charges	0.85	(2)	1.91	1.16	1.85	2.19	2.38	2.31

Ratio of earnings to fixed charges and preferred dividends	0.79	(2)	1.91	1.16	1.85	2.19	2.38	2.31

Excluding Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$(147,144)		$967,046	$581,619	$3,869,556	$3,672,341	$2,829,002	$2,360,064
Equity in undistributed earnings of unconsolidated subsidiaries	18,289		16,304	55,226	43,324	15,169	18,637	2,884
Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	861,477		1,067,608	3,963,284	4,548,311	3,073,289	2,046,639	1,791,442
Portion of rent expense representative of interest	3,029		7,784	21,894	35,367	13,734	11,460	6,369
Interest expense on deposits	(631,848)		(610,389)	(2,512,040)	(2,906,351)	(1,814,797)	(1,173,137)	(1,009,545)

Total fixed charges	232,658		465,003	1,473,138	1,677,327	1,272,226	884,962	788,266
Preferred dividend requirements	64,684		—	16,092	—	—	—	—

Fixed charges and preferred dividends	297,342		465,003	1,489,230	1,677,327	1,272,226	884,962	788,266

Earnings	$103,803		$1,448,353	$2,109,983	$5,590,207	$4,959,736	$3,732,601	$3,151,214

Ratio of earnings to fixed charges	0.45	(2)	3.11	1.43	3.33	3.90	4.22	4.00

Ratio of earnings to fixed charges and preferred dividends	0.35	(2)	3.11	1.42	3.33	3.90	4.22	4.00

(1)	Based on continuing operations.
(2)	Earnings are inadequate to cover fixed charges. The coverage deficiency is $128.9 million and $193.5 million for the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends, respectively, regardless of interest.